UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 22, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 22, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release Immediate June 22, 2012

Canadian Pacific and U.S. Silica Holdings, Inc.

announce multi-year agreement for the transport of frac sand

U.S. Silica to construct new frac sand facility in Wisconsin, Canadian Pacific to be exclusive rail service provider

Minneapolis, MN - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) and U.S. Silica Holdings, Inc. (NYSE: SLCA), today announced a multi-year agreement for the movement of frac sand from U.S. Silica’s newest mining and processing facility in Sparta, Wisconsin.

U.S. Silica is the second largest domestic producer of commercial silica, a specialized mineral that is a critical input into oil and gas shale production and various industrial and specialty products. The Company is building a new frac sand facility located on the CP’s rail line in Sparta, Wisconsin that will produce high quality Northern White sand for use in shale basins across the United States and Canada.

Under the agreement, CP will become the exclusive rail service provider at this facility for the movement of U.S. Silica’s frac sand to destination markets. The design of the Sparta facility will allow U.S. Silica to build unit trains of frac sand with a focus on shipments into the Bakken shale in North Dakota to support the area’s growing need for proppant. The facility will produce and ship three different grades of dry sand and is expected to be fully operational in the first quarter of 2013.

Bryan Shinn, U.S. Silica’s President and Chief Executive Officer, said the company is “very excited to partner with the Canadian Pacific to further enhance our extensive logistics capabilities. We plan to deliver unit trains of high quality frac sand into the Bakken shale and other basins throughout the U.S. and Canada. This new partnership will provide U.S. Silica greater access to critical, rapidly growing markets, and will significantly strengthen our overall offering.”

“Canadian Pacific has proven expertise and has been serving the energy industry in North America for many years. We are pleased to continue to grow this important market through our partnership with U.S. Silica,” said Jane O’Hagan, Canadian Pacific Executive Vice-President and Chief Marketing Officer, who noted CP’s agreement with U.S. Silica is an important component of the railway’s growing energy strategy, which focuses not just on outbound crude oil, but also on the flow of input materials into shale and other energy developments.”

“Our agreement with U.S. Silica leverages the strength of CP’s network through Wisconsin with service to key energy regions throughout North America” said O’Hagan. “We are pleased to be in a position to provide the capacity to our partners like U.S. Silica to respond to the strong growth in the energy-related markets.”

Canadian Pacific is the only North American railroad to serve the Bakken Formation, the Alberta Industrial Heartland and the Marcellus Shale. In addition, CP is the only Class I railway to connect the energy hubs of the U.S. Midwest, Alberta and Saskatchewan to the Northeast U.S. Through its network to the Northeast U.S. and through the Kansas City gateway to the U.S. Gulf Coast, CP is able to partner with the energy industry to facilitate growth in moving oil and energy-related materials. Each year, CP moves hundreds of thousands of carloads of energy-related products, including crude oil, sulphur, fuels, diluents and materials key to the energy industry, such as pipe and frac sand.

About U.S Silica Holdings Inc.

U.S. Silica Holdings, Inc., a Delaware corporation, is the second largest domestic producer of commercial silica, a specialized mineral that is a critical input into the oil and gas proppants end market and a variety of attractive industrial and specialty products end markets. During its 112-year history, U.S. Silica Holdings, Inc. has developed core competencies in mining, processing, logistics and materials science that enable it to produce and cost-effectively deliver over 200 products to customers across these end markets. U.S. Silica Holdings, Inc. is headquartered in Frederick, Maryland.

For more information on U.S. Silica contact: Anita Willis-Boyland at 301-682-0676 or Willis-Boyland@USSilica.com

About Canadian Pacific

Canadian Pacific (CP: TSX) (NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

CP Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-6170

email: investor@cpr.ca